UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

3PEA INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88579C109

(CUSIP Number)

Mark Newcomer

1700 W Horizon Ridge Parkway, Suite 102,

Henderson, Nevada 89012

(702) 453-2221

 Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 26, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88579C109
1. Names of Reporting Persons. Mark Newcomer
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) x (b)
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power – 7,010,000 shares of Common Stock
8. Shared Voting Power – 0
9. Sole Dispositive Power – 7,010,000 shares of Common Stock
10. Shared Dispositive Power – 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 7,010,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 19.9%
14. Type of Reporting Person (See Instructions) IN

ITEM 1. SECURITY AND ISSUER

The Issuer is 3Pea International, Inc.  Its principal executive offices are located at 1700 W Horizon Ridge Parkway, Suite 102, Henderson, Nevada 89012.  The class of equity securities to which this statement relates is the Issuer’s common stock.

ITEM 2. IDENTITY AND BACKGROUND

(a)

Name:  Mark Newcomer (“Reporting Person”)

(b)

Residence or business address:  1700 W Horizon Ridge Parkway, Suite 102, Henderson, Nevada 89012.

(c)

Principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:  Officer and director of 3Pea International, Inc., 1700 W Horizon Ridge Parkway, Suite 102, Henderson, Nevada 89012.

(d)

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Citizenship: United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person acquired 1,250,000 shares from the Issuer as a bonus for services rendered in March 2010.

The Reporting Person holds 5,760,000 shares in the name of Pam Dem Family Limited Partnership (“Pam Dem”).  Pam Dem acquired the shares in 2006 when the Reporting Person contributed the shares to Pam Dem.  The shares contributed by the Reporting Person to Pam Dem were acquired in 2006 in exchange for shares of 3Pea Technologies, Inc., which the Issuer acquired in 2006 in a share exchange.  The Reporting Person acquired his shares in 3Pea Technologies, Inc. at its inception in 2001 in exchange for equipment valued at $21,900.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person acquired its interests in the Issuer for investment purposes.  The Reporting Person intends to monitor and evaluate its investment in such interest on a continuing basis.

The Reporting Person does not have any plans to acquire additional securities of the Issuer.

The Reporting Person has no current plans to cause the Issuer to effect an extraordinary corporate reorganization, like a merger, but will review any offers that are made.

Depending upon their assessment of the Issuer from time to time, the Reporting Persons may change his present intentions as stated above or dispose of some or all of the interests of the Issuer held by him in the open market, in privately negotiated transactions, to third parties or otherwise, and may sell such shares to one or more purchasers.  Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to its interests in the Issuer, the possible activities of the Reporting Persons may change from time to time.

Except as set forth in this Item 4 and elsewhere in this Statement, the Reporting Person does not have any plans or proposals which related to or would result in any of the actions specified in Schedule 13D, and the Reporting Person reserves the right to change its intentions with respect to any of the foregoing at any time without notice.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Aggregate number and percentage of beneficially owned Common Stock: 7,010,000; 19.9%1

(b) Aggregate number of beneficially owned shares of Common Stock with:

Sole power to vote or direct the vote:  7,010,000 2

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 7,010,000 2

Shared power to dispose or direct the disposition: 0

(1)

Based on 35,233,639 shares of Common Stock outstanding on November 30, 2010.

(2)

Based upon 1,250,000 shares owned by the Reporting Person, and 5,760,000 shares owned by Pam Dem, which the Reporting Person controls by virtue of his control of the general partner of Pam Dem.

(c) Transactions effected during the last sixty (60) days or since the most recent filing on Schedule 13D:  none.

(d) Name of any other person known to have the right to receive or power to direct dividends from, or the proceeds from the sale of the foregoing securities:  None.

(e) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons named in Item 2 and between such persons and any person with respect to the securities of Issuer, including but not limited to transfer of voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profit, division of profits or loss, of the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 10, 2010

_______________________

Date

/s/ Mark Newcomer

_______________________

Signature

Mark Newcomer

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

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